SEC FILE NUMBER 001-36514
CUSIP NUMBER 38268T1037
                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For the Period Ended: September 30, 2026

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
GoPro, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
3025 Clearview Way
Address of Principal Executive Office (Street and Number)
San Mateo, California  94402
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
GoPro, Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2026 (the “Q3 Form 10-Q”), within the time period prescribed for such report without unreasonable effort or expense. The Company requires additional time to complete its financial close procedures and documentation for the accounting and valuation of certain financing arrangements entered into during the third quarter of 2026. As previously disclosed in Part II, Item 9A of the Company’s Annual Report on
Form 10-K/A for the year ended December 31, 2025, and most recently in Part I, Item 4 of the Company’s Quarterly
Report on Form 10-Q/A for the quarter ended June 30, 2026, each filed with the Securities and Exchange
Commission (the "SEC") on October 19, 2026, the Company identified a material weakness in its internal control over financial reporting because it did not design and maintain effective controls to evaluate the accounting for and valuation of embedded features within financing arrangements, including controls to evaluate the inputs and assumptions used in the valuation, which material weakness has not been remediated. In addition, the Company is actively seeking waivers from its lenders and evaluating the financial reporting and disclosure implications of noncompliance with certain covenants under its financing arrangements if waivers are not received. If such waivers are not obtained, the noncompliance, which constitutes an event of default under such financing arrangements and, through cross-default provisions, under certain of the Company’s other debt agreements, could permit the lenders to exercise remedies, including accelerating the repayment of the related indebtedness. Any such acceleration could result in the failure to meet a closing condition of the Company’s pending merger and permit the acquirer to terminate the merger agreement.
For the same reasons, the Company is unable to file its Form 8-K announcing the Company’s third quarter 2026 earnings (the “Q3 Earnings 8-K”). The Company continues to work diligently to complete these procedures and expects to file its Q3 Form 10-Q and Q3 Earnings 8-K as soon as practicable.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian Tratt	650	332-7600
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company’s results of operations for the quarter ended September 30, 2026 will reflect significant changes from the quarter ended September 30, 2025. While the Company is still completing its third quarter 2026 financial close process, it is able to provide certain preliminary results. The Company expects to report the following for the quarter ended September 30, 2026: (i) net revenue of approximately $96 million, as compared to $163 million for the same period in 2025; (ii) gross margin of approximately 12.7%, as compared to 35.1% for the same period in 2025; and
(iii) operating expenses of approximately $60 million, as compared to $73 million for the same period in 2025. The
Company’s financial statements for the quarter ended September 30, 2026 will continue to reflect there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months.
These are preliminary results based on current expectations and are still under review and subject to change. Actual results may differ.
Special Note Regarding Forward-looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. These forward-looking statements are identified by words such as “expects,” “intends,”
“anticipate,” “believe,” “may,” “will,” “estimate,” “target,” “goal,” “plan,” “likely,” “potentially,” or variations of such words and similar expressions. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Q3 Form 10-Q, the Q3 Earnings 8-K, and the Company’s expected financial results for the quarter ended September 30, 2026. These forward-looking statements are estimates reflecting the best judgment of management and reflect the Company’s current expectations. These expectations may or may not be realized.
Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. In addition, the
Company’s business and operations involve numerous risks and uncertainties, many of which are beyond the
Company’s control, which could result in the Company’s expectations not being realized. Such risks and uncertainties include, but are not limited to, the risks and uncertainties described in greater detail in the Company’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25. The Company does not undertake any obligation to revise or update any forward-looking statements for any reason, except as required by law.

GoPro, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2026	By:	/s/Brian Tratt
Brian Tratt
Chief Financial Officer